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                                                                      EXHIBIT 10

               IN THE CIRCUIT COURT OF JEFFERSON COUNTY, ALABAMA
                               BESSEMER DIVISION

BIG B, INC.,                           )
                                       )
          Plaintiff,                   )
                                       )
v.                                     )            Civil Action  CV-96-821
                                       )
REVCO D.S., INC., a                    )
Delaware corporation, and              )
RDS ACQUISITION, INC. a,               )
Delaware corporation,                  )
                                       )
          Defendants.                  )



                COMPLAINT FOR DECLARATORY AND INJUNCTIVE RELIEF
                -----------------------------------------------

          Plaintiff Big B, Inc. ("Big B" or the "Company"), by and through its undersigned attorneys, alleges, upon knowledge as to itself and its own acts, and upon information and belief as to all other matters, as follows:

          1. Plaintiff Big B is an Alabama corporation with its principal executive offices in Bessemer, Alabama. Big B and its subsidiaries operate a chain of more than 380 drug stores and stores that sell and rent medical equipment for home use throughout the state of Alabama and in certain other states. Big B stores also offer pharmacy related products and services, health and beauty aids, and other products. As of May 11, 1996, the Company had outstanding 22,010,310 shares of common stock. Shares of Big B's common stock are traded in the NASDAQ National Market.
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          2.  Defendant Revco D.S., Inc. ("Revco") is a Delaware corporation with its principal executive offices in Twinsburg, Ohio.

          3. On or about September 10, 1996, Revco and its wholly-owned subsidiary, defendant RDS Acquisition Inc. ("RDS" or "Purchaser"), also a Delaware corporation, commenced a tender offer to purchase all outstanding shares of Big B common stock at a price of $15 per share. According to the Offer to Purchase filed with the Securities and Exchange Commission, the "purpose of the offer is to enable Revco to acquire control of, and the entire equity interest in, the Company."

          4. The Big B Board of Directors gave careful and extensive consideration to the Revco offer at both formal and informal meetings, and received detailed financial advice from its financial advisors, The Robinson-Humphrey Company, Inc. ("Robinson-Humphrey"). Following these meetings, on September 23, 1996, the Board announced its intention to explore alternatives to the Revco offer as well as its willingness to receive proposals from both Revco and other parties which may be more advantageous to shareholders than the current Revco offer.

          5. The Board also recognized, however, that the Revco offer is currently scheduled to close on October 7, 1996 and that, without the benefit of a rights plan, there could be certain unnecessary pressure on shareholders to make a decision before the Big B Board has had time to explore alternatives that may be more advantageous to shareholders. The Board further concluded that the adoption of a rights plan would allow additional time for the

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exploration of alternatives in a deliberate manner without the coercive effect of an impending conclusion of the Revco offer.

          6. Consequently, on September 23, 1996, the Big B Board of Directors, after careful consideration and consultation with its advisors, announced the adoption of a Shareholder Rights Plan (the "Rights Plan"). The Rights Plan is designed, among other things, to encourage third parties interested in acquiring the Company to negotiate with the Board, and to deter certain coercive or abusive takeover tactics. Through adoption of the Rights Plan, the Big B Board of Directors sought to reduce the risk of less than all of the Company's common stock being acquired in a transaction which could result in a change of control without full and fair value being offered to all Big B shareholders. Big B's Board also sought to preserve its bargaining power and flexibility to deal with third-party acquirors, including Revco.

          7. The adoption of rights plans similar to the one adopted by Big B has been approved by courts across the United States, including the Delaware Supreme Court. Indeed, over 1600 companies, many of whom are Fortune 500 companies, have adopted Rights Plans.

          8. Pursuant to the Rights Plan, the Board declared a dividend distribution of one Right for each outstanding share of Big B common stock. Each Right presently represents the right to purchase, if and when the Right becomes exercisable, shares of common stock of Big B at a specified price (the "Purchase Price"). The Rights will expire on June 30, 1997, unless earlier redeemed by the Big B Board.

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          9.   The Rights will become exercisable and transferable apart from the common stock only if a person or group acquires beneficial ownership of 10% or more of Big B's common stock, or such earlier time as may be determined by the Board during the pendency of a tender offer that would result in a third party owning 10% or more of the outstanding common stock. Upon the occurrence of a "flip-in" or "flip-over" event (described below), each Right would become the right to purchase common stock of the Company or, in certain circumstances, the acquiring person, at a substantial discount.

          10. Specifically, a flip-in will occur in the event that any person becomes the beneficial owner of 10% or more of the common stock of Big B (other than pursuant to certain types of offers). Under such circumstances, each of the Rights (other than Rights held by the party triggering the Rights which are voided) becomes a discount right entitling the holder to acquire common stock having a value equal to twice the Right's Purchase Price. A flip-over event will be deemed to have occurred if, following acquisition of 10% or more of the common stock by any person, the Company engages in a merger or certain other business combinations in which the Company does not survive. Under such circumstances, each right becomes the right to acquire common shares of the other party to the transaction having a value equal to twice the Purchase Price. In other words, the flip-in right entitles the Rights holder to purchase Big B common stock for half price. The flip-over right entitles the Rights holder to purchase the common stock of the acquiring party for half price.

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          11.   The flip-over rights may also be triggered if the Company
engages in a merger or business combination in which Big B's common stock is changed or exchanged or if the Company transfers more than 50% or its assets, earning power or cash flow in one transaction or a series of related transactions.

          12. Subject to certain extension rights, the Big B Board of Directors is entitled to redeem the Rights at a price of $0.01 per Right at any time prior to the expiration of the tenth day following the acquisition of beneficial ownership of 10% or more of the common stock of Big B. The Rights Plan may be amended by the Board subject to certain conditions.

          13. As described above, the Rights Plan is intended to enable the Big B Board of Directors to respond to unsolicited acquisition proposals in a manner which is in the best interests of the Company and its shareholders. Accordingly, if there is a proposed takeover which the Board deems advantageous, the Board would be in a position to redeem the outstanding Rights at a nominal consideration.

          14. Big B believes and alleges that the Rights Plan is valid and lawful and was adopted in full conformance with applicable Alabama law.

          15. Big B believes and alleges that the defendants, or persons or entities acting in concert with them or on their behalf, will contest the validity of the Rights Plan and will assert that the Rights Plan was adopted in violation of applicable law or in violation of Big B's board of directors' fiduciary duties. Thus, an actual controversy exists between the parties to this action which is within the power of this Court to determine pursuant to Ala. Code

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(S) 6-6-222.  Determination of the issues presented herein will afford relief from uncertainty and insecurity with respect to rights, status, and legal relations between the parties.

          16.  Big B has no adequate remedy at law.

          WHEREFORE, the plaintiff Big B, Inc. hereby requests that the Court enter a judgment against the defendants:

          A. Declaring the Rights Plan adopted by the Big B Board of Directors valid and lawful and adopted in full conformance with the laws of the State of Alabama or any other applicable law;

          B. Temporarily, preliminarily and permanently enjoining the defendants, their affiliates, subsidiaries, officers, directors and all others acting in concert with them or on their behalf from bringing any action in any other court attacking the Rights Plan or the adoption of the Rights Plan by the Big B Board under Alabama law or any other applicable law; and

          C. Granting such further relief, including payment of the expenses (including attorneys' fees) incurred by the plaintiff in this action, as may be just and proper under the circumstances.



                                 /s/ Kaye Houser Turberville
                                 ---------------------------------------------
                                 Kaye Houser Turberville (HOU002)
                                 Samuel M. Hill (HIL025)
                                 Attorneys for Plaintiff
                                 Big B, Inc.

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OF COUNSEL:

SIROTE & PERMUTT
2222 Arlington Avenue South
Post Office Box 55727
Birmingham, AL  35255-5727
(205) 930-5130


                        Plaintiff demands trial by jury.



                                 /s/ Kaye Houser Turberville
                                 ----------------------------------
                                 Kaye Houser Turberville

Serve Defendants by
Certified Mail as follows:
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RDS Acquisition, Inc.
1925 Enterprise Parkway
Twinsburg, Ohio  44087

Revco D.S., Inc.
1925 Enterprise Parkway
Twinsburg, Ohio      44087



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